
August 4, 2022

Jeffrey MacLeod
Chief Executive Officer and Director
KWESST Micro Systems Inc.
155 Terence Matthews Crescent, Unit #1
Ottawa, Ontario, K2M 2A8

>   **Re: KWESST Micro Systems Inc.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted July 6, 2022**
>   **CIK No. 0001889823**

Dear Mr. MacLeod:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted July 6, 2022

Cover Page

1.   Please revise your cover page and summary of "The Offering" on page 10 to:
   • disclose the exercise limitation for holders of your Warrants;
   • clarify, if true, that the exercise limitation is also applicable to the Warrants underlying the Pre-Funded Units;
   • state that the Units and Pre-funded Units will not be listed on Nasdaq or on any national securities exchange; and
   • clarify if any insiders or company affiliates have indicated an intention to purchase Pre-funded Units.

2.   We note that you have granted the underwriter a 45-day over-allotment option exercisable to purchase "up to an additional Common Shares, Pre-funded Warrants and/or Warrants, in each case representing up to 15% of such securities sold in the offering." Please explain the reasons for structuring the over-allotment option in the way you disclose, particularly since it appears the amount of proceeds you may receive could vary greatly depending on the security used to cover over-allotments. Also clarify whether the underwriter will receive any commissions or discounts with respect to over-allotment Warrants, in light of the expected price of $0.00001. Please reconcile your disclosure on page 10 that the purchase price to be paid per additional Pre-funded Warrant will be equal to the public offering price of one Pre-funded Warrant with your disclosure on your cover page that the Pre-funded Warrants cannot be purchased separately in your offering. On your cover page and in your prospectus, please disclose the range of proceeds that you will receive if the over-allotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.

Prospectus Summary, page 3

3.   Revise to clearly explain the stage of development for each of your products and solutions. With respect to any products or solutions that are currently complete, disclose the sales and marketing efforts you have undertaken to date and which products or solutions are in full production.

Risk Factors, page 16

4.   We note your disclosure that you "will be subject to extensive regulation in the United States for our non-lethal systems." Please expand your risk factor disclosure to address that you have "self-classified the .67 caliber version of the PARA OPS devices as a 'destructive device,' providing us with the ability to go to market much sooner than waiting for ATF classification ruling," according to your disclosure on page 50. Please clarify whether this means your non-lethal devices are considered "firearms" and whether you are considered a firearms manufacturer. Advise whether you plan to self-classify your other non-lethal products and whether there are any material risks associated with the self-classification of your devices, including if the ATF or other authorities ultimately disagree with your self-classification. Additionally, please expand your risk factor disclosure to further address the extensive regulation that you will be exposed to in the United States to the extent your devices are classified as "firearms" and you are a firearms manufacturer. Finally, please clarify which of the PARA OPS products you disclose on page 39 relates to the .67 caliber version of the PARA OPS devices and whether it is a reciprocating or non-reciprocating device.

You will experience immediate and substantial dilution as a result of this offering, page 16

5.   Your risk factor discusses the impact of substantial dilution "assuming no sale of any Pre-funded Units" or if the underwriter exercises its Over-Allotment Option. Please expand your risk factor disclosure to discuss all potential sources of dilution, including from

the exercise of any Pre-funded Warrants included in the Pre-funded Units and from the exercise of Warrants.

Global inflationary pressure may have an adverse impact on our gross margins and our business, page 18

6.   Your disclosure indicates that inflation has caused a significant increase in the cost of raw materials you source to manufacture your products and prototypes.   Please disclose the specific raw materials that have been or may be impacted. Please also reconcile this risk factor with your disclosure on page 47 that you "are not aware of material sourcing issues or pricing volatility of raw materials."

We may depend on key suppliers, page 20

7.   You disclose that you may depend on key suppliers. To the extent that you are dependent on any suppliers, provide appropriate summary information about any such commercial or financial contracts. File any material agreement as an exhibit, or tell us why it is not required. Refer to Item 4.B.6. of Form 20-F. We also note your disclosure in the subsequent risk factor that your supply chain may be impacted. To the extent material, discuss how recent supply chain disruptions have impacted your operations.

The Pre-funded Warrants are speculative in nature, page 33

8.   Please expand your risk factor to note that the Warrants are also speculative in nature and clarify that there is no assurance that the market price of your Common Shares will ever equal or exceed the exercise price of the Warrants and that the Warrants may expire worthless. Additionally, advise if there may be an arbitrage opportunity that could depress the price of your Common Shares because the Warrants included in the Units and Pre-funded Units are expected to be separately listed on Nasdaq.

Capitalization and Indebtedness, page 37

9.   Revise to present the actual and as adjusted information as of March 31, 2022, consistent with the historical periods presented in the financial statements and the pro forma information included on page 15.

Economic Dependence, page 52

10.   We note your disclosure on page F-18 that for the three and six months ended March 31, 2022, one customer accounted for 84.19% and 85.25% of your total revenue. We also note your disclosure of a master service agreement entered in November 2021 with GDMS. Please revise to provide the material terms of any customer agreements on which you are dependent, including any milestones requirements and termination provisions. Identify the customer(s) and file any agreement as an exhibit, or tell us why it is not required. Refer to Items 4.B.6. and 19 of Form 20-F.

Operating and Financial Review and Prospects, page 61

11. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation. Trends or uncertainties may include the combined impact of inflation and your inventory valuation method on cost of sales, gross profit, inventory and taxes.

12. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

13. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia's invasion of Ukraine.

14. Please clarify whether your "Public safety product sales" revenue segment includes any sales from your "non-lethal" product line.

Results of Operations - Three and Six Months Ended March 31, 2022, and 2021, page 62

15. We note in your reconciliation of Adjusted EBITDA loss you reflect $422,931 and $1,350,461 as "Other adjustments." It appears that these may represent "stock-based compensation" but are not reflected on the appropriate line. Please advise or revise.

Lock-up Agreements, page 99

16. Please disclose the exceptions to your lock-up agreements.

Material United States Federal Income Tax Considerations
Treatment of Pre-funded Warrants, page 112

17. We note your disclosure about the tax treatment of the Pre-funded Warrants, including that the Pre-funded Warrant should be treated as a separate class of your common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-funded Warrants will not recognize gain or loss upon the exercise of a Pre-funded Warrant. Please attribute this opinion to tax counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences of your Pre-funded Warrants are not material to an investor.

Exhibits

18.   We note your disclosure that you have employment agreements with your named executive officers. Please file the employment agreements as exhibits to the registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

19.   Please tell us whether you have any material contracts with Alare Technologies that you intend to file relating to your partnership to develop your GhostNet project.

General

20.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

     You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Raymer